Skadden, Arps, Slate, Meagher & Flom (UK) llp

40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

+4420 7519-7000
Fax: +4420 7519-7070
www.skadden.com

                                                                                                               April 17, 2008

VIA EDGAR
Mr. Sean Donahue
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Donahue:

On behalf of DRDGOLD Limited (the “Company”), I refer to the letter dated April 10, 2008 (the “Comment Letter”) from the Staff relating to the Company’s Form 20-F for the fiscal year ended June 30, 2007, and the voice message I left with you on April 16, 2008 regarding the Company’s plan for responding to the Comment Letter. Further to my voice message, this letter confirms that the Company plans to respond to the Staff’s comments by May 9, 2008.

Please contact me at +44 207 519 7183 with any questions.

Sincerely,

/s/ James McDonald

James McDonald

cc:	DRDGOLD Limited
Craig Barnes
Jacob Hendrik Dissel

Securities and Exchange Commission
George K. Schuler
W. Bradshaw Skinner